                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: October 22, 2001               Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F                                   Form 40-F     X
                    ---------                                  ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                                         No            X
                    ---------                                  ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

       EXHIBIT                 DESCRIPTION OF EXHIBIT
----------------------- --------------------------------------------------------
EXHIBIT 1               2001 SUSTAINABLE DEVELOPMENT REPORT


                                    EXHIBIT 1

OUR JOURNEY TOWARD SUSTAINABLE DEVELOPMENT

A SUMMARY OF THE 2001 REPORT ON SUSTAINABILITY

Since we first articulated our vision of becoming a sustainable energy company, Suncor has embarked on a challenging, but rewarding journey - a journey that has shaped our organization's culture, influenced our decisions and set the stage for growth.

Through our journey towards this vision, we have made significant strides in understanding what sustainability means, and how we can apply it to provide energy solutions that meet or exceed the environmental, economic and social needs and expectations of our stakeholders.

We have also become more aware of how much we still have to learn, and how far we still have to go. However, each step we take helps us to earn the trust and respect of stakeholders and supports our ability to operate responsibly, grow our business and generate shareholder value.

This document summarizes the steps we have taken over the past two years to become a sustainable energy company.

EXCERPTS FROM THE PRESIDENT'S MESSAGE

WORKING TOGETHER - WE ARE FINDING SOLUTIONS

THE ENERGY DILEMMA

Meeting the growing demand for low-cost energy while addressing economic, environmental and social concerns is a dilemma faced by Suncor, the energy industry, government and society. On one side, we have increasing demand for energy, and concerns about rising energy prices and regional electricity shortages. On the other side, there are ever-increasing concerns about the environmental consequences of increased development and use of hydrocarbon energy sources such as oil, natural gas and coal.

To resolve these differences we must acknowledge the legitimacy of both perspectives and strive for solutions that accommodate both needs.

PARALLEL PATHS

Suncor has adopted a parallel path approach to energy development - using the strength of our current core business as a producer of hydrocarbon energy to simultaneously advance renewable energy for the longer term.

Suncor's core business is the pursuit of hydrocarbon development. This reflects the reality that our existing residential, commercial and transportation infrastructure is reliant on hydrocarbons, the most abundant, reliable and inexpensive source of energy.

Renewable energy offers great promise and needs to be a growing part of our world energy supply. We intend to be a front-runner on the road to energy diversification because we believe consumers will increasingly demand alternative and renewable energy choices.

COLLABORATION

One of the most important lessons we have learned on our journey towards sustainability is that more progress is made on issues if we concentrate on dialogue rather than debate and seek integrated and mutually beneficial solutions.

Sustainability is not a solitary pursuit. It is more effective if it is a collaborative effort.

Suncor Energy's vision is to be a unique and sustainable energy company, dedicated to vigorous growth in worldwide markets by meeting the changing expectations of our current and future stakeholders. Suncor's vision of becoming a sustainable energy company integrates the environmental, economic and social needs and expectations of our stakeholders.

ENVIRONMENTAL PERFORMANCE SUMMARY

Suncor recognizes the need to reduce the environmental impact associated with the development, production and use of hydrocarbon energy.

o By 2000, greenhouse gas emissions increased 12% from 1996 at the same time total production increased by 21%. This represents a decrease in emission intensity of more than 6% over the same period.

o Sulphur dioxide emissions were at historically low levels in 2000 and more than 17% lower than in 1999. These emissions have decreased by 70% since 1996.

o Nitrogen oxide emissions in 2000 were 67 tonnes per day, more than double the 1996 level of 28 tonnes per day.

o In 1999 and 2000, water discharged by Oil Sands to the Athabasca River met water quality requirements 100% of the time. Water discharged to the St. Clair River by Sunoco met all water quality standards except for one occurrence in each of 1999 and 2000.

o At the end of 2000, Oil Sands had reclaimed 9% of the total land disturbed. It is projected that without further development, this figure could increase to about 26% by 2010 and 42% by 2020.

o In 2000, we had four major environment, health and safety incidents, compared with 15 in 1996.

ECONOMIC PERFORMANCE SUMMARY

Economic performance is a fundamental component of Suncor's vision of being a sustainable energy company.

o    From 1996 to 2000, Suncor's common share price rose 170%.

o In 2000, production was 141,100 barrels of oil equivalent per day, a 21% increase over 1996 levels.

o Net earnings were $377 million in 2000, more than double the level achieved in 1996.

o In 2000, our capital expenditures totaled nearly $2 billion - three and a half times the amount of these investments in 1996 - as we acquired materials and services for operation and expansion of our business.

o    Since 1996, Suncor has paid almost $2.5 billion in taxes and royalties.

o    In September 2001, Suncor was again listed on the Dow Jones
     Sustainability Index. This is the third year in a row that Suncor has been selected.

SOCIAL PERFORMANCE SUMMARY

Suncor is committed to improving the quality of life in the communities where our employees work and live.

o Lost-time injury frequencies for both employees and contractors were down about 40% in 2000 from 1996. Our total recordable injury frequencies were approximately 35% and 55% below 1996 levels for Suncor employees and contractors respectively.

o In 2000, we increased Aboriginal employment to 9% of the full-time permanent Oil Sands workforce, compared with 3% in 1996.

o Suncor's permanent workforce in 2000 increased by 31% over 1996. Our 2000 payroll for employees, totaled $260 million, an increase of 22% from 1997.

o Since 1986, Suncor and the Communications Energy and Paperworkers Union Local 707 in Fort McMurray have negotiated six collective agreements without disruption. The most recent three-year agreement was signed in June 2001.

o In 2000, the Suncor Energy Foundation donated nearly $3 million to almost 300 charitable causes.

SUSTAINABLE GROWTH

Suncor intends to help meet consumer demand for energy through responsible development of hydrocarbon resources while also supporting diversification through alternative and renewable energy sources. Integrating the need to increase shareholder value with our commitment to reduce environmental impact and contribute to the well-being of society is a key component of Suncor's growth strategy.

SUNCOR'S GROWTH STRATEGY

As conventional supplies of oil and gas are depleted in Canada, the Athabasca oil sands industry of Alberta becomes an increasingly important source of energy. Project Millennium, an expansion of our Oil Sands business, is expected to increase production capacity from 115,000 barrels of oil per day to 225,000 barrels per day by 2002. Our longer-term vision is to increase production capacity to 450,000 barrels per day in 2008.

In early 2000, Suncor announced plans to invest $100 million in alternative and renewable energy over the next five years. Our vision for this business is to be a full-service developer of renewable green power, providing consumers with energy options that have environmental benefits and are competitively priced.

INVESTING IN ALTERNATIVE AND RENEWABLE ENERGY

Suncor's alternative and renewable energy business is focused on investments in wind power, solar power, run-of-river hydroelectricity and energy produced from biomass and municipal solid waste. Suncor has created a long-term strategic plan, reviewed more than 700 opportunities and in April 2001, took a major step forward in providing wind power in Canada by partnering with Enbridge Inc. to build a $20 million wind power project in Gull Lake, Saskatchewan. When fully commissioned, the SunBridge Wind Power Project is expected to increase Canada's generation of power from wind by approximately 10%.

Suncor Energy Inc. is a growing Canadian integrated energy company with more than $6.8 billion in assets and production of approximately 141,100 barrels of oil equivalent per day. The company has about 3,000 employees and has been active in Canada for over 80 years. Currently, Suncor is comprised of three businesses focused on the exploration, production and marketing of crude oil, natural gas and petroleum-based products.

To obtain a copy of the complete 2001 Report on Sustainability, or to receive more information on Suncor's journey toward sustainable development, please visit our website at www.suncor.com or call 1-800-558-9071.

This document contains forward-looking statements based on current expectations, but which involve risks and uncertainties. Actual results may differ materially.

Suncor Energy Inc.
Box 38
112 - 4th Avenue S.W.
Calgary, Alberta T2P 2V5
Tel: (403) 269-8100
Fax: (403) 269-6217
Email: info@suncor.com

Sunoco Inc.
36 York Mills Road
North York, Ontario M2P 2C5
Tel: (416) 733-7000
Fax: (416) 733-2251

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SUNCOR ENERGY INC.

Date: October 22, 2001                 By: "JANICE B. ODEGAARD"
                                           ------------------------------------
                                           JANICE B. ODEGAARD
                                           Associate General Counsel and
                                           Assistant Secretary